

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 24, 2010

via US mail and facsimile

Daniel K. Leonard
President, CEO
Liverpool Group, Inc.
17445 Arbor Street
Omaha, NE 68130

Re: Liverpool Group, Inc.
   Registration Statement on Form 10, Amendment 3
   Filed October 28, 2008
   File No. 0-53303

Dear Mr. Leonard:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Among the PCAOB registrants, we find a Michael F. Cronin with a Rochester, New York address, but none with an Orlando, Florida address. Please advise supplementally.

2. We note your response to comment one of our letter dated March 30, 2009. Revise the disclosure throughout the registration statement to state that it is the company's *belief* that there was no sale. Also,

- Disclose whether or not the company is relying on opinion of counsel, and

- Include in the disclosure the risk and consequences in the event section 5 is found to apply to the distribution of the holding company shares.

You may contact Susann Reilly at (202) 551-3236 or Jim Lopez at (202) 551-3536 if you have questions regarding these comments.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: John Heskett   Fax: (918) 336-3152